Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

July 16, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Marion Graham

Re:	Signing Day Sports, Inc.

Registration Statement on Form S-1

File No. 333-280700

Dear Marion Graham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Signing Day Sports, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Thursday, July 18, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.